Mail Stop 3561

May 7, 2007

<u>Via U.S. Mail & Facsimile (303) 893-2882</u>
Mr. Mark Smith
President and General Counsel
Bion Environmental Technologies, Inc.
641 Lexington Ave., 17th Floor
New York, NY 10022

> **Re: Bion Environmental Technologies, Inc.**
> **Amendment No. 3 to Registration Statement on Form 10-SB**
> **Filed April 19, 2007**
> **File No. 000-19333**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. Please note that all page references below correspond to the marked version of your filing provided by counsel. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note that you have included the article by Jeffrey Odefey and the Agricultural Factsheet from the EPA as requested in comment 2 from our letter of February 21, 2007. Neither the article nor the factsheet seem to support your statement on page 4 that Combined Animal Feeding Operations are "the single largest source

of pollution in US agriculture." Please either explain to us how the material you provided supports this statement or revise this statement accordingly. Also, please provide us with the date and journal in which Jeffrey Odefey's article appeared.

****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Ravitz at (202) 551-4817 or me at (202) 551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile (303) 893-2882
        Russell Bean, Esq.
        Krys Boyle, P.C.